Mail Stop 3561

June 2, 2008

Mark N. Greene
Chief Executive Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

      Re: Fair Isaac Corporation
             Form 10-K/A for Fiscal Year Ended September 30, 2007
             Filed April 29, 2008
             File No. 1-11689

Dear Dr. Greene:

      We have completed our review of your Form 10-K for the fiscal year ended September 30, 2007 and have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director